LUSE GORMAN POMERENK & SCHICK

A PROFESSIONAL CORPORATION

ATTORNEYS AT LAW

5335 WISCONSIN AVENUE, N.W., SUITE 780

WASHINGTON, D.C. 20015

TELEPHONE (202) 274-2000

FACSIMILE (202) 362-2902

www.luselaw.com

WRITER’S DIRECT DIAL NUMBER	WRITER’S E-MAIL
(202)274-2013	awheeler@luselaw.com

June 9, 2014

Via Electronic Mail

Todd Schiffman

Assistant Director Office of Financial Services

Division of Corporation Finance

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Pilgrim Bancshares, Inc.
Registration Statement on Form S-1
Filed March 11, 2014
File No. 333- 194485

Dear Mr. Schiffman:

On behalf of Pilgrim Bancshares, Inc., (the “Company”), we are hereby transmitting Pre-Effective Amendment No. 1 to the Company’s Registration Statement on Form S-1 (the “Amended Form S-1”). Set forth below are the comments from the Staff’s comment letter dated April 7, 2014, as well as the Company’s responses to those comments. Please note that the Amended Form S-1 also includes updated financial information as of March 31, 2014. We also enclose four (4) courtesy copies of the Prospectus included in the Amended Form S-1, marked to show changes to the document filed on March 11, 2014.

How We Intend to Use the Proceeds From the Offering, page 14

1.	We note the non-specific uses of proceeds invested in the Bank and retained by the registrant. If the expected uses of proceeds changes or solidifies, please update pursuant to Item 504 of Regulation S-K to include detailed and specific disclosure.

Response: Item 504 of Regulation S-K provides that “[w]here registrant has no current specific plan for the proceeds, or a significant portion thereof, the registrant shall so state and discuss the principal reasons for the offering.” The Company has provided a description of the use of proceeds to the extent those uses are known at this time. In addition, the Company has

LUSE GORMAN POMERENK & SCHICK

A Professional Corporation

Todd Schiffman

Securities and Exchange Commission

disclosed the principal reasons for the offering under the sections captioned “Summary—Reasons for the Conversion” and “The Conversion and Plan of Distribution—Reasons for the Conversion.” Accordingly, the Company believes that it is in compliance with Item 504 of Regulation S-K. The Company will revise the prospectus to the extent the expected use of proceeds changes becomes more detailed.

2.	We note the disclosure on page 61 that you will increase your focus on specific loan types. Expand the disclosure in this section, as appropriate, to be more specific about the amount of proceeds that may be used for that and how the allocation of your loan portfolio will change.

Response: As discussed with the Staff by telephone on April 17, 2014, the allocation of proceeds to lending activities generally and to specific types of lending is dependent upon a number of economic factors beyond the Company’s control. Accordingly, the Company cannot predict with any degree of accuracy to what extent and when the proceeds of the offering will be utilized for specific types of lending activities. As discussed with the Staff by telephone on April 17, 2014, the section captioned “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Business Strategy—Increase our focus on commercial real estate, multi-family, owner occupied residential and construction lending and continue to expand our niche in non-owner occupied residential and construction lending” has been revised to state that the diversification of the Company’s loan portfolio is not dependent upon the proceeds of the offering.

3. Similarly, expand this section to address the disclosure on page 62 that you will offer new deposit products.

Response: As discussed with the Staff by telephone on April 17, 2014, the allocation of proceeds as between lending activities and efforts to generate deposits is dependent upon a number of economic factors beyond the Company’s control. Accordingly, the Company cannot predict with any degree of accuracy to what extent and when the proceeds of the offering will be utilized for increasing lending activities or deposit generation. The Company believes that the disclosure provided in the section captioned “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Business Strategy—Increase our focus on commercial real estate, multi-family, owner occupied residential and construction lending and continue to expand our niche in non-owner occupied residential and construction lending” provides sufficient detail as to the Company’s expectations that increased lending may contribute to increased deposits. In addition, as discussed with the Staff by telephone on April 17, 2014, the section captioned “—Increasing core deposits through aggressive marketing and the offering of new deposit products” has been revised to state that the Company’s efforts to increase deposits, including through increased lending activities, is not dependent upon the proceeds of the offering.

LUSE GORMAN POMERENK & SCHICK

A Professional Corporation

Todd Schiffman

Securities and Exchange Commission

Risk Factors, page 22

4. Please add a risk factor that discusses the increase in capital that you will experience as a result of the offering and the expected impact on your return on equity. Revise this section and your Management’s Discussion and Analysis to discuss management’s expectations of its ability to deploy the capital raised in this offering without significantly diluting earnings per share.

Response: As discussed with the Staff by telephone on April 17, 2014, the Company is unable to discuss dilution of earnings per share because it does not currently have shares outstanding, and that the appropriate discussion would address return on equity following the offering. Please note the section captioned “Risk Factors—Risks Related to the Offering—The capital we raise in the offering will reduce our return on equity. This could negatively affect the trading price of our common stock,” which the Company believes adequately discusses the negative effect that the offering, as well as expenses related to the offering, operating as a publicly held company, and additional anticipated expenses, is expected to have on the Company’s return on equity. In addition, as discussed with the Staff by telephone on April 17, 2014, the section captioned “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Overview” has been revised to state that the Company’s return on equity is expected to remain low until the Company is able to leverage the capital raised in the offering and to include a cross-reference to the above-referenced risk factor.

*        *        *

Should you have any questions, please do not hesitate to contact the undersigned at (202) 274-2013 or Kent Krudys at (202) 274-2019.

Very truly yours,

/s/ Adam P. Wheeler

Adam P. Wheeler

cc:	Francis E. Campbell, President and Chief Executive Officer

Kent M. Krudys, Esq.